JOHN C. WATT, JR.

1819 ACORN LANE

ABINGTON, PA 19001

(215) 659-0927

December 11,2003

Mr. Peter Amico - President

Airtrax Inc.

POB 1237

Hammonton, NJ 08037-1237

Dear Pete,

Kindly consider this letter as my resignation from the Board of Directors of Airtrax, Inc. effective on January 1, 2004. I have enjoyed my time as a member of the board and I know that Airtrax. Inc will progress into the future and be a successful company.

Sincerely,

/s/ John C. Watt, Jr.

John C. Watt, Jr.